SilverCrest Files Form 40-F Registration Statement with SEC

TSX-V: SVL	For Immediate Release

VANCOUVER, BC – May 31, 2011 – SilverCrest Mines Inc. (“SilverCrest” or the “Company”) (TSX-V: SVL) reports that it has filed a registration statement on Form 40-F for the purpose of registering its common shares under Section 12 of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”).

SilverCrest had received in December 2010 notification of an order instituting administrative proceedings from the United States Securities and Exchange Commission (“SEC”). SilverCrest understands that this order was issued as a result of a registration statement filed in 1999 by Strathclair Ventures Ltd., a predecessor company to SilverCrest which was under different management until SilverCrest assumed control in 2003. The order alleged that Strathclair (now SilverCrest) had not filed periodic reports with the SEC sufficient to maintain its registration in the United States. Following discussions with the SEC and in order to remedy the situation, SilverCrest had entered into a consent order with the SEC pursuant to which SilverCrest agreed to the revocation of the registration of its common shares under the U.S. Exchange Act. As a result, broker-dealers in the United States ceased to be able to effect transactions in the common shares of SilverCrest.

The registration statement is anticipated to become effective 60 days after the filing date, or earlier if accelerated by the SEC. Upon the registration statement becoming effective, broker-dealers in the United States will be able to effect transactions in common shares of SilverCrest in the United States. In the meantime, SilverCrest common shares continue to trade in Canada on the TSX Venture Exchange through Canadian broker-dealers.

SilverCrest Mines Inc. (TSX-V: SVL) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150 kilometres northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of less than US$375 per ounce of gold equivalent. SilverCrest anticipates that the 2,500 tonnes per day facility will produce approximately 35,000 ounces of gold and 600,000 ounces of silver per full year of production from the initial open-pit heap leach operation.

The Qualified Person under National Instrument 43-101)—Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest, who has reviewed and approved its contents.

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company’s control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730 ext. 108
“J. Scott Drever”	Fax:	(604) 694-1761
	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.